601 Lexington Avenue
New York, New York 10022
Joshua N. Korff, P.C.
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

June 24, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 2, 2014
File No. 333-193794

Dear Mr. Schwall:

On behalf of Verso Paper Corp., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 11, 2014, to Mr. Paterson, President and Chief Executive Officer of the Company, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

General

1.	Staff’s Comment: Please revise your prospectus to provide the disclosure required by Item 102 of Regulation S-K. See Item 14(b) of Form S-4.

Response: In response to the Staff’s comment, we have included the above-referenced disclosures under the heading “Properties” on page 143.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 189

2.	Staff’s Comment: Please revise your filing to provide the information regarding beneficial ownership of the common stock of NewPage as of the most recent practicable date. See Item 403 of Regulation S-K. Please similarly update the beneficial ownership table for Verso Paper at page 137.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures under the headings “Security Ownership of Management and Certain Beneficial Owners” beginning on page 145 for Verso and “Security Ownership of Management and Certain Beneficial Owners” beginning on page 198 for NewPage.

Unaudited Pro Forma Condensed Combined Financial Information, page 94

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 102

Note 1 — Description of Transaction, page 102

3.	Staff’s Comment: We note your revised total merger consideration appears to include the cash paid to NewPage’s stockholders as a dividend. Please tell us whether you consider this amount to be part of the merger consolidation and resolve the apparent discrepancy with the total net assets per the preliminary purchase price allocation on page 109 of your filing. With your response, please explain your consideration of the relevant authoritative accounting literature.

Response: The Company respectfully advises the Staff that pursuant to the Merger Agreement, the Transaction Consideration includes the Recapitalization Dividend of approximately $243 million in cash, which was paid to NewPage’s stockholders in February 2014, plus approximately $7 million that was reflected as restricted cash in NewPage’s historical March 31, 2014 balance sheet for payment to holders of NewPage stock options and restricted stock units. While a part of the transactions contemplated by the Merger Agreement, the payment of the Recapitalization Dividend and the approximately $7 million in restricted cash is distinct from the share and note consideration that will be paid directly by Verso to NewPage stockholders at the closing of the Merger, as such restricted cash was and is NewPage’s cash. If the Merger does not close, any such restricted cash would be returned to NewPage from the escrow account in which it is being held. Please note that in our disclosure of the consideration being received by NewPage stockholders in the Merger, we have distinguished between the Transaction Consideration and Merger Consideration throughout Amendment No. 3. In addition, in Note 1 of the Unaudited Pro Forma Condensed Combined Financial Information, we have distinguished between the Transaction Consideration and consideration for accounting purposes (the “Accounting Consideration”). The Transaction Consideration includes both the Accounting Consideration and the cash already paid to NewPage’s stockholders in the Recapitalization Dividend, plus the approximately $7 million in restricted cash to be paid to holders of NewPage stock options and restricted stock units, while the Accounting Consideration includes only the note and equity consideration to be paid at the closing of the Merger. The disclosure of the Recapitalization Dividend and the approximately $7 million in restricted cash as part of the Transaction Consideration in Note 1 of the Unaudited Pro Forma Condensed

Combined Financial Information was intended to reflect the payment of such dividend (and the restricted cash to be paid to holders of NewPage stock options and restricted stock units) as part of the transactions contemplated by the Merger Agreement and not to reflect such payments as Accounting Consideration in accordance with ASC 805. The consideration used in the purchase price allocation in Note 4 (on page 116) of the Unaudited Pro Forma Condensed Combined Financial Information reflected the Accounting Consideration and therefore excluded the Recapitalization Dividend and approximately $7 million in restricted cash, in accordance with ASC 805-20-25-2 and ASC 805-30-30-7.

We have revised the disclosure of the Consideration on page 108 to reflect only the Accounting Consideration and thus exclude the Recapitalization Dividend and approximately $7 million in restricted cash, in accordance with ASC 805-30-30-7.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, P.C.

cc:	David J. Paterson

Peter H. Kesser

Robert P. Mundy